BANGLA PROPERTY MANAGEMENT, INC.

March 9, 2005

Fax: 202-942-9635

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, CD 20549

Dear Mr. Pinkerton:

Re: Bangla Property Management, Inc.

Thank you for your comments of March 8, 2004.

The company, if approved by the shareholders, will acquire Wollaston for 22,675,000 common shares. With respect to the issuance of the common stock, the Company relies on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered solely for investment and not for the purpose of resale or distribution. The transfer of the securities will be appropriately restricted. The Company also relies upon the Regulation S safe harbor exemption from the registration requirements in that the shares are offered and will be sold to Non-U.S. Persons in offshore transactions as defined by Regulation S.

The company has been advised by the two directors controlling 42% of the company that they are and will vote in favour of the merger plan.

We have included the proxy card as an exhibit in the amended filing.

We consulted with the auditors and they have advised that Bangla operations under the Merger Agreement of February 23, 2005, "hereby irrevocably covenants that immediately after the Merger, Parent shall spin off the Canada Subsidiary in a private sale with all the liabilities of the Canada Subsidiary to be borne by the purchaser." Therefore for accounting purposes would treat this transaction as a reverse merger and the pro-forma statements would be identical to those of the acquiring company.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant, Bangla Property Management, Inc. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in ay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I understand that Mr. Broverone is away from his office. If you have further comment or concern will you please fax to 630-604-2040.

Yours truly,

BANGLA PROPERTY MANAGEMENT, INC.

Shawn Erickson
President

cc: Mr. Dennis Broverone
Telephone: 303-466-4092 Fax: 303-466-4826

BANGLA PROPERTY MANAGEMENT, INC.
3540 Albert Street
Regina, Saskatchewan, Canada, S4S 3P5

Proxy

The undersigned appoints Shawn Erickson, as the undersigned's lawful attorney and proxy, with full power of substitution and appointment, to act for and in the stead of the undersigned to attend and vote all of the undersigned's shares of the Common Stock of Bangla Property Management Inc., a Colorado corporation, at the Special Meeting of Shareholders to be held at its offices, 3540 Albert Street, Regina, Saskatchewan, Canada, S4S 3P5, at 9:00 a.m., Mountain Time, on March 25, 2005, and any and all adjournments thereof, for the following purposes:

Proposal No. 1. Approval of Agreement and Plan of Merger

[ ] FOR [ ] AGAINST [ ] ABSTAIN

If the shareholder does not indicate a preference, management intends to vote for the proposal.

Proposal No. 2. Approval of an Amendment to the Articles of Incorporation to Change the name of the corporation to "China Developments, Inc."

[ ] FOR [ ] AGAINST [ ] ABSTAIN

If the shareholder does not indicate a preference, management intends to vote for the proposal.

Shares represented by this proxy will be voted at the meeting in accordance with the shareholder's specification above.

The undersigned revokes any proxies heretofore given by the undersigned and acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement furnished herewith and the Annual Report to Shareholders previously provided.

Dated: ________________, 2005 ______________________ / ______________________
Signature / Print Name

Number of Shares Voted: ______________________

Signature(s) should agree with the name(s) hereon. Executors, administrators, trustees, guardians and attorneys should indicate when signing. Attorneys should submit powers of attorney.

This proxy is solicited on behalf of the Board of Directors of Bangla Property Management, Inc. Please sign and return this proxy to the Inspector of Elections using the postage paid return envelope.

The giving of a proxy will not affect your right to vote in person if you attend the meeting.

A Shareholder submitting a proxy has the right to appoint a person to represent him or her at the meeting other than the person or persons designated in this form of proxy furnished by the Company. To exercise this right the Shareholder should strike out the names shown above and insert the name of the desired representative or submit another appropriate proxy.